UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR REPORTS EBITDA OF ARS 313,747 MILLION

KEY OPERATING INDICATORS SHOW IMPROVEMENT

KEY FINANCIAL INDICATORS

* The figures for the six-month period of the previous year have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

** In 2025, EBITDA and the Results of operations for the period include the recognition of the Agreement on the Regularization of Payment Obligations of May 2025 for ARS 224,654. Excluding this extraordinary effect, the changes in EBITDA and the Results of operations for the period would have been 94% and 416%, respectively.

Buenos Aires, August 10, 2026, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the six-month period ended June 30, 2026, which show a profit of ARS 157,132 million.

In this period, compared to the same period of the previous year, the distribution margin reflects an improvement with a 7% increase.

EBITDA stood at ARS 313,747 million, driven by higher revenue recorded due to the electricity rate adjustment, cost control and greater efficiencies.

The Five-year Electricity Rate Review has continued to be automatically applied on a monthly basis since its approval in 2025. Additionally, this six-month period also saw the recording of the Framework Agreement’s recognition by both the Federal Government and the Province of Buenos Aires.

The results of operations for the period amounted to a profit of ARS 157,132 million, also reflecting an optimization of operating costs.

Investments in the second quarter of 2026 amounted to ARS 162,904 million, which demonstrates Edenor’s commitment to improving the quality and expanding the scope of its service.

KEY OPERATING INDICATORS

Electricity sales reached 11,630 GWh in Q2 2026, and the customer base reached 3.41 million.

Energy losses —measured as a Rolling 12-Month Rate (TAM)— as of June 2026 were 15.8%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2026